3650 Wesbrook Mall Vancouver, BC V6S 2L2 CANADA	Tel: 604-677-6905 Fax: 604-677-6915 Website: www.cardiome.com

FOR IMMEDIATE RELEASE            TSX: COM

CARDIOME REPORTS YEAR END FINANCIALS AND GIVES
OUTLOOK FOR 2004

Vancouver, Canada, March 15, 2004 - Cardiome Pharma Corp. (COM-TSX) (“Cardiome” or the “Company”) reported today financial results for the thirteen months ended December 31, 2003 (“Fiscal 2003”). The thirteen-month fiscal period is a result of the Company’s recent change of year-end from November 30 to December 31 to synchronize the fiscal reporting period with the majority of our industry peers. Amounts, unless specified otherwise, are all in Canadian dollars.

CORPORATE DEVELOPMENT IN FISCAL 2003

Following the successful completion of its Phase 2 clinical trial on the intravenous application of RSD1235 and acquisition of Cardiome, Inc. (formerly Paralex, Inc.) in 2002, Cardiome continued to focus on the execution of its business strategy. The Company accomplished the following significant milestones during fiscal 2003:

  Initiation of a Phase 2/3 clinical trial, the OPT-CHF trial, on the oral application of oxypurinol for Congestive Heart Failure (CHF). OPT-CHF will study 400 patients with moderate to severe symptomatic heart failure (rated by the New York Heart Association as class 3-4) and will demonstrate the level of safety and effectiveness of oxypurinol.

  Initiation of a Phase 3 clinical trial, called ACT 1, on the intravenous application of RSD1235. This is the first of the three Phase 3 clinical trials the Company plans to conduct to support the application for regulatory approval of RSD1235 in the United States and Canada. ACT 1 will involve studies in 420 patients and will provide data on the level of safety and efficacy of RSD1235 in the acute treatment of atrial fibrillation and atrial flutter.

  Submission of a New Drug Application (“NDA”) to the U.S. Food and Drug Administration (“FDA”) seeking marketing approval for oxypurinol for the treatment of gout.

  Completion of two equity financings, resulting in gross proceeds of $31 million. The Company closed a private placement of special warrants for total gross proceeds of $8 million and a public offering of common shares for total gross proceeds of $23 million in April 2003 and September 2003, respectively.

  Completion of a US$68 million (Cdn $90 million) North American collaborative partnership agreement with Fujisawa Healthcare, Inc. (“Fujisawa”), for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter.

OUTLOOK FOR FISCAL 2004

The Company plans to achieve the following milestones in the fiscal year ending December 31, 2004 (“fiscal 2004”):

1)

RSD1235 Intravenous Project
The Company will continue its work on ACT 1 and ACT 2 and begin work on ACT 3. The Company expects to initiate patient dosing for ACT 2 in the first quarter of 2004, complete ACT 1 in the second half of 2004, complete ACT 2 in the first half of 2005 and to initiate ACT 3 in second half of 2004.

2)	RSD1235 Oral Project The Company will continue its oral formulation work and begin its regulatory work for initiation of a Phase 1 clinical study in the fourth quarter of 2004.

3)
Oxypurinol CHF Project
The Company will continue its work on OPT-CHF, EXOTIC-EF and LaPlata; studies in patients with heart failure. The Company expects to complete patient recruitment for OPT-CHF in the fourth quarter of 2004, to report on the results for EXOTIC-EF and LaPlata in the second and third quarters of 2004 respectively, with results for OPT-CHF in mid 2005.

4)
Oxypurinol Gout Project
The six-month review date for the NDA submission is June 23, 2004. The Company is evaluating its strategy for the distribution of oxypurinol, considering whether to sell oxypurinol directly or enter into other marketing arrangements.

RESULTS OF OPERATIONS

For the thirteen months ended December 31, 2003 (“fiscal 2003”), the Company recorded a net loss of $19.9 million ($0.63 per common share) compared to a net loss of $14.0 million ($0.60 per common share) and $7.2 million ($0.69 per common share) for the years ended November 30, 2002 (“fiscal 2002”) and November 30, 2001 (“fiscal 2001”), respectively. Since its formation in 1986, Cardiome has incurred a cumulative deficit of $64.3 million. The increase in net loss in fiscal 2003, as compared to fiscal 2002, was mainly due to the inclusion of an additional month of operating expenditures as a result of the change of fiscal year-end, the adoption of the new accounting policy for stock-based compensation and the expanded research and development activities as described below. Stock based compensation increased the loss and loss per share for fiscal 2003 by $2.1 million and $0.06 per common share, respectively. The increased research and development activities were the primary factor for the increase in operating loss in fiscal 2002, as compared to fiscal 2001. The results of operations were in line with management’s expectations.

The Company expects losses to continue for at least two fiscal years as it invests in its product research and development, including pre-clinical studies, clinical trials and regulatory compliance.

Revenues

Total revenue for fiscal 2003 increased to $6 million, compared to $1.8 million and $0.2 million for fiscal 2002 and fiscal 2001, respectively.

Licensing fees represent the amortization of deferred revenue related to upfront payments from the Company’s collaborative partners. The Company generated $1.4 million of licensing fees for fiscal 2003, compared to $1.5 million and $0.2 million for fiscal 2002 and fiscal 2001, respectively. The current year decrease was mainly due to the recognition of the remaining balance of unamortized deferred revenue related to the upfront payment from the Company’s former collaborative partner, AstraZeneca A.B. in fiscal 2002, as the licensing agreement between the two parties was terminated in June 2002. This was offset by the amortization of deferred revenue related to the $13.1 million (US$10 million) of upfront payment from the Company’s new collaborative partner, Fujisawa, in fiscal 2003.

The recognition of the unamortized balance of deferred revenue related to the upfront payment from AstraZeneca A.B. was the primary reason for the increase in licensing fees for fiscal 2002 compared to fiscal 2001.

Research collaborative fees were $4.7 million for fiscal 2003, compared to $0.3 million and $30,448 for fiscal 2002 and 2001, respectively. The current year increase was mainly attributable to the research and development cost recovery from Fujisawa of $3.1 million ($Nil for fiscal 2002), $0.7 million for project management services provided to Fujisawa ($Nil for fiscal 2002), and the increase of $0.6 million for research services provided to UCB Farchim S.A. The increase in fiscal 2002, as compared to fiscal 2001, was primarily due to the fees charged for research services provided to UCB Farchim S.A. ($Nil for fiscal 2001).

Subsequent to December 31, 2003, the Company received notification from UCB indicating that UCB had no intention to extend its research service contract beyond March 2004. UCB is evaluating if it will advance any compound from the Company’s previous anti-tussive program to clinical trial. The Company will recognize the remaining balance of $0.9 million of deferred revenue associated with this contract in the first quarter of fiscal 2004.

The Company expects to continue receiving project management fees and development cost reimbursements from Fujisawa. The Company will continue to recognize as revenue the amortization of deferred revenue related to the upfront payment from its collaboration and license agreement with Fujisawa. The Company may also receive a milestone payment from Fujisawa in fiscal 2004. Depending on the FDA’s decision on the commercialization of oxypurinol for the treatment of gout, the Company may generate some product revenue or royalties from oxypurinol for the treatment of gout. The Company is evaluating its strategy for the distribution of oxypurinol for the treatment of gout, considering whether to sell oxypurinol directly or enter into other marketing arrangements. The Company may also earn revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that the Company will maintain its existing agreements or close a new licensing or collaborative research and development agreement.

Research and Development Expenditures

Research and development expenditures were $16.9 million for fiscal 2003, compared to $9.8 million and $5.2 million for fiscal 2002 and fiscal 2001, respectively. The increase of $7.1 million in research and development expenditures in fiscal 2003, as compared to fiscal 2002, was primarily due to the inclusion of an additional month of operating expenditure as a result of the change of fiscal year-end, stock-based compensation of $0.7 million and the expanded activities in the following projects:

1)
RSD1235 Intravenous Project
During fiscal 2001, the Company initiated and completed a Phase 1 clinical study and started its preparation work for a Phase 2 clinical trial, called CRAFT. The Company successfully completed the CRAFT trial in fiscal 2002. The Company began its work on two Phase 3 clinical studies, ACT 1 and ACT 2, in fiscal 2003. Patient recruitment for ACT 1 initiated in August 2003 while preparation work for ACT 2 started in November 2003. As a result of these expanded activities, the Company incurred an additional operating expenditure of $1.4 million and $1.2 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period. In accordance with the Company’s collaboration and licensing agreement with Fujisawa, the Company would recover $3.1 million of expenditures related to ACT 1 and ACT 2, from Fujisawa. These expense recoveries were recorded as research collaborative fees.

2)
RSD1235 Oral Project
The Company started development of RSD1235 as an oral drug candidate and initiated its proof of concept study, oral absorption study in fiscal 2002. In fiscal 2003, the Company continued to work on the oral absorption study and initiated its oral formulation work in fiscal 2003. The expanded activities resulted in an additional operating expenditure of $0.2 million in this project for both fiscal 2003 and fiscal 2002, as compared to those incurred for the immediate preceding fiscal period.

3)	Oxypurinol CHF Project

Following the acquisition of this project in March 2002, the Company initiated OPT-CHF, a Phase 2/3 clinical study, and worked on three proof-of-concept studies, called EXOTIC, EXOTIC-EF and LaPlata in fiscal 2003. OPT-CHF and LaPlata study the oral application of oxypurinol for the treatment of CHF, while EXOTIC and EXOTIC-EF test the intravenous application of oxypurinol for the treatment of CHF. The Company reported a favourable result from its EXOTIC study in September 2003. During fiscal 2002, the Company focused its operation in obtaining regulatory work to advance this project directly to Phase 2 clinical study, bypassing a usual Phase 1 safety study. The expanded activities resulted in an additional operating expenditure of $1.2 million and $2.1 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period.

4)
Oxypurinol Gout Project
Following the acquisition of this project in fiscal 2002, the Company reanalyzed the clinical data generated by ILEX Oncology, Inc., and focused its operation on the regulatory work for marketing approval of oxypurinol. The Company completed its regulatory work and submitted an NDA to the FDA in December 2003. The expanded activities resulted in an additional operating expenditure of $3.6 million and $0.8 million in this project for fiscal 2003 and fiscal 2002, respectively.

5)
Other Pre-clinical Projects
In fiscal 2003, the Company continued to support its pre-clinical projects including the services provided to UCB. These activities incurred an additional operating expenditure of $0.9 million and $0.4 million in this project for fiscal 2003 and fiscal 2002 respectively, as compared to those incurred for the immediate preceding fiscal period.

The Company expects the research and development expenditures for fiscal 2004 to be higher than those incurred in fiscal 2003. A significant portion of the research and development expenditures in fiscal 2004 will be incurred in the activities described earlier under Outlook for Fiscal 2004.

General and Administration Expenditures

General and administration expenditures for fiscal 2003 were $5.6 million as compared to $3.8 million and $1.9 million for fiscal 2002 and fiscal 2001, respectively. The increase of $1.8 million in general and administration expenditures for fiscal 2003, as compared to fiscal 2002, was primarily due to the recognition of stock-based compensation expense of $1.4 million ($Nil for fiscal 2002), the inclusion of an additional month of operating expenditures as a result of the change of fiscal year-end, and increased business development activities related to licensing of RSD1235 Intravenous Project. The increase of $1.9 million in general and administration expenditures for fiscal 2002, as compared to fiscal 2001, was attributed to the increased expenditures of $1.7 million and $0.2 million associated with the expanded corporate development activities, and business development activities respectively.

The Company expects the general and administration expenditures for the twelve months ending December 31, 2004 to be lower than those incurred in fiscal 2003 covering thirteen months of operations.

Amortization

The Company recorded $6.0 million of amortization for fiscal 2003, compared to $4.4 million and $0.6 million for fiscal 2002 and fiscal 2001, respectively. The increase of $1.6 million in amortization for fiscal 2003, as compared to fiscal 2002 was due to the additional four months of amortization of the acquired technology licenses as a result of the acquisition of Cardiome, Inc. in March 2002. The increase of $3.8 million in amortization for fiscal 2002, as compared to fiscal 2001, was primarily due to the amortization of the acquired technology licenses as a result of the acquisition of Cardiome, Inc. The remaining increase was attributed to the capital assets and intellectual property rights acquired during fiscal 2002.

Other Income

Interest and other income was $0.5 million for fiscal 2003, compared to $0.6 million and $0.3 million for fiscal 2002 and fiscal 2001 respectively. The decline of interest income of $0.1 million for fiscal 2003, as compared to fiscal 2002, was mainly due to the lower market interest rate in fiscal 2003, as compared to fiscal 2002. This impact was offset by the higher average cash and short-term investment balances and the inclusion of an additional month of interest income as a result of the change of fiscal year-end. The increase in fiscal 2002, as compared to fiscal 2001, was the result of the increase in interest income of $0.2 million due to the higher average cash and short-term investment balances and the gain on the disposition of short-term investments of $0.1 million.

Future income tax recovery

The future income tax recovery results from the amortization of the intangible assets acquired from Cardiome, Inc. The increase for fiscal 2003, compared to fiscal 2002, reflects the additional amortization.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations, capital expenditures and technology acquisition primarily through public offering and private placement of common shares, collaborative research and licensing fees, interest income and grant income. Since the Company changed its business to research and development in 1992, it has received net proceeds of approximately $81 million through public offering and private placement of common shares. Approximately $29 million of these proceeds were provided by the issuance of common shares pursuant to the two financings completed in fiscal 2003. In addition, the Company collected $13.1 million (US$10 million) upon the closing of its collaboration and licensing agreement with Fujisawa.

Capital expenditures paid by cash during fiscal 2003 were $0.4 million, comprising $0.3 million in capital assets and $0.1 million in intellectual property rights.

At December 31, 2003, the Company had working capital of $40.5 million as compared to $16.9 million at November 30, 2002. The Company had available cash reserves, comprised of cash, cash equivalents and short-term investments of $44.6 million at December 31, 2003 as compared to $19.7 million at November 30, 2002.

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

Cardiome believes that its cash position, together with the anticipated cash inflows from its collaborative partner and interest income should be sufficient to finance its operational and capital needs for the next two fiscal years. However, the Company's future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. The Company will continue to review its financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company. Cardiome has three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome’s lead antiarrhythmic product, RSD1235, is an acute-use, intravenous administration treatment for atrial fibrillation. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of atrial fibrillation (AF). In a phase 2 study completed in September of 2002 with new onset AF patients (n=56), RSD1235 terminated AF in 61% of patients versus 5% placebo within 30 minutes of the end of infusion (p=0.0003). In a proof-of-concept oral dosing study in humans completed in December 2002, RSD1235 was also shown to have high oral bioavailability, suggesting it could be used for chronic oral therapy. Currently available drugs for AF lack sufficient efficacy and have serious safety risks. These safety issues include risk of drug-induced proarrhythmia, (ventricular fibrillation, heart attack), and other cardiac liabilities. On October 16, 2003 Cardiome and Fujisawa Healthcare, Inc. entered into a partnership agreement granting Fujisawa North American rights to intravenous RSD1235.

Cardiome’s lead drug in the congestive heart failure (“CHF”) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol sensitises cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing the cardiac oxygen-use efficiency will improve the clinical outcomes for CHF patients. This application of oxypurinol is currently in a Phase 2/3 study in 400 patients with stage 3 and stage 4 CHF. Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
(604) 677-6905 ext. 109
Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD
“Robert Rieder”
President & Chief Executive Officer

Balance Sheets	December 31, 2003	November 30, 2002 [2]
Cash and cash equivalents Short-term investments Amounts receivable Prepaid expenses	$13,978,880 30,604,031 4,360,377 798,004	$1,430,349 18,306,028 512,667 71,199
Total current assets Capital assets Intangible and other assets	49,741,292 849,689 41,533,337	20,320,243 399,646 47,081,861
Total assets	$92,124,318	$67,801,750
Current liabilities Long-term portion of capital lease obligations Long-term portion of deferred revenue Future income tax liability Shareholders’ equity	$9,263,563 7,040 8,304,168 15,860,000 58,689,547	$3,437,077 36,260 925,865 17,970,000 45,432,548
Total liabilities and shareholders’ equity	$92,124,318	$67,801,750

Statements of Loss and Deficit	For the Four Months Ended Dec 31, 2003	For the Three Months Ended Nov 30, 2002	For the Thirteen Months Ended Dec 31, 2003[1]	For the Twelve Months Ended Nov 30, 2002[2]
Revenue Licensing fees Research collaborative fees	$953,566 4,033,242	$132,267 245,905	$1,350,366 4,696,827	$1,480,641 287,768
	4,986,808	378,172	6,047,193	1,768,409
Expenses Research and development General and administration Amortization	7,747,825 2,105,198 1,853,166	3,361,583 1,214,222 1,635,385	16,928,018 5,631,050 6,028,230	9,759,442 3,760,006 4,441,501
	11,706,189	6,211,190	28,587,298	17,960,949
(i) Operating loss	(6,719,381)	(5,833,018)	(22,540,105)	(16,192,540)
Other income Interest and other income	217,634	247,434	564,292	632,834

Loss before income taxes Future income tax recovery	(6,501,747) 649,000	(5,585,584) 477,000	(21,975,813) 2,110,000	(15,559,706) 1,530,000
Net loss for the period Deficit, beginning of period	$(5,852,747) (58,438,882)	$(5,108,584) (39,317,232)	$(19,865,813) (44,425,816)	$(14,029,706) (30,396,110)
Deficit, end of period	$(64,291,629)	$(44,425,816)	$(64,291,629)	$(44,425,816)
Net Loss per common share[3]	$(0.16)	$(0.17)	$(0.63)	$(0.60)

[1]	Condensed from the Company’s consolidated financial statements.
[2]	Certain comparative figures have been restated to conform to the financial presentation used in the period ended December 31, 2003.
[3]	Net loss per common share is based on the weighted average number of common shares outstanding during the period.